

October 26, 2021

Benyamin Buller
Chief Executive Officer
Velo3D, Inc.
511 Division Street
Campbell, California 95008

> **Re: Velo3D, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 21, 2021**
> **File No. 333-260415**

Dear Mr. Buller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Per B. Chilstrom